FINAL

Linktone Reports Financial Results For Third Quarter 2006
—Revenues and Earnings Exceed Company’s Previous Guidance—

SHANGHAI, China, November 17, 2006 — Linktone Ltd. (NASDAQ: LTON), a leading provider of wireless interactive entertainment services in China, today announced its unaudited financial results for the three months ended September 30, 2006.

FINANCIAL Highlights for the THIRD Quarter

•	The Company recorded revenues of $19.6 million, ahead of its prior guidance of $17.5 to $18.5 million, and compared with $23.3 million in the second quarter of 2006 and $20.5 million in the third quarter of 2005.

•	GAAP net income of $1.0 million, compared with $3.1 million in the second quarter of 2006 and $4.1 million in the third quarter of 2005.

•	GAAP net income per fully diluted American Depositary Share (ADS) of $0.04, exceeding the company’s prior guidance of $0.02 per fully diluted ADS and compared with $0.12 for the second quarter of 2006 and $0.15 for the third quarter of 2005.

•	Non-GAAP net income of $1.4 million, compared with $3.5 million in the second quarter of 2006 and $4.6 million in the third quarter of 2005.

•	Non-GAAP net income per fully diluted ADS of $0.05 compared with $0.13 in the second quarter of 2006 and $0.17 in the third quarter of 2005.

Chief Executive Officer Michael Li stated, “We are pleased with our results during the quarter, which exceeded expectations in a tough environment, and reflect Linktone’s continued strength as one of China’s leading wireless interactive entertainment and media service providers. During the quarter and most recently, we continued to leverage and build our leadership position in interactive media programming by expanding relationships with partners in traditional media outlets such as television, radio, and print.”

Mr. Li further added, “By remaining true to our vision of delivering the highest quality wireless services to the interactive media market, Linktone has continued to move forward as a leader in an increasingly healthy industry. Our focus remains on the growing demand for interactive media and entertainment event-driven programming, and by establishing partnerships that leverage our expertise and expand our opportunities for additional revenue streams such as advertising.”

THIRD Quarter Revenue Mix

Linktone’s third quarter revenue mix continued to show steady diversification across multiple wireless product areas including data-related services (SMS, MMS, WAP, and Java) and audio-related services, (IVR and CBRT).

Data related services revenue were $13.0 million, representing 66% of total revenues, compared with $16.9 million or 72% for the second quarter of 2006. The sequential revenue decrease was primarily due to new policy changes introduced by China’s mobile operators during the second quarter of 2006. The policy changes impose a one-month free trial period for new users, require double confirmations on new subscriptions, require that a reminder be sent to existing monthly subscribers of their subscription and fee information, and that inactive users are cancelled. These new policies have had a substantial negative impact to the Company’s business, resulting in substantial revenue and profit declines from prior quarters. Breakdowns are as follows:

•	Short Messaging Services (SMS) revenue represented 52% of total gross revenues, compared with 56% for the second quarter of 2006. SMS revenue was $10.3 million for the third quarter 2006, compared with $13.1 million for the second quarter of 2006.

•	Multimedia Messaging Services (MMS) revenue represented 7% of total gross revenues compared with 7% for the second quarter of 2006. MMS revenue was $1.3 million for the third quarter of 2006, compared with $1.6 million for the second quarter of 2006.

•	Wireless Application Protocol (WAP) revenue represented 4% of total gross revenues compared with 4% for the second quarter of 2006. WAP revenue was $0.9 million for the third quarter of 2006, compared with $1.0 million for the second quarter of 2006.

•	Java gaming (Java) revenue represented 3% of total gross revenues compared with 5% for the second quarter of 2006. Java revenue was $0.5 million for the third quarter of 2006, compared with $1.2 million for the second quarter of 2006.

Audio related services accounted for 32%, or $6.3 million of total revenues, compared with 26% or $6.0 million for the second quarter of 2006. Breakdowns are as follows:

•	Interactive Voice Response services (IVR) revenue increased to 24% of total gross revenues compared with 16% for the second quarter of 2006. IVR revenue was $4.8 million for the third quarter of 2006, compared with $3.7 million for the second quarter of 2006, primarily due to enhanced promotions and limited exposure to policy changes as IVR is non-subscription based.

•	Color Ring-Back Tones (CRBT) revenue decreased to 8% of total gross revenues compared with 10% for the second quarter of 2006. CRBT revenue was $1.5 million for the third quarter of 2006, compared with $2.3 million for the second quarter of 2006, primarily due to a drop in sales promotions resulting in fewer new users.

Margins, Expenses and Balance Sheet

Linktone’s key operating benchmarks and balance sheet items for the third quarter of 2006 include the following:

•	Gross margin was 61% of net revenues, or gross revenues minus business tax, compared with 63% for the second quarter of 2006 and 61% for the third quarter of 2005. The sequential decline was due to an increase in transmission and agency costs.

•	Operating margin was 4% of net revenues, compared with 12% for the second quarter of 2006 and 19% in the third quarter of 2005. The sequential decrease was primarily due to the significant decline in revenue as a result of the new policy changes.

•	Operating expenses totaled $10.8 million, compared with $11.3 million in the second quarter of 2006 and $8.3 million for the third quarter of 2005. The sequential cost reduction was primarily attributed to a reduction in headcount and other operating related expenses. The increase in operating expenses compared with the same quarter in the prior year was mainly due to higher marketing spending.

•	Selling and marketing expenses were $6.0 million, compared with $6.8 million for the second quarter of 2006 and $3.9 million for the third quarter of 2005. The sequential decrease was primarily due to reductions of sales promotion and marketing related expenses under the Company’s continuing cost control program. The increase in selling and marketing expenses compared with the same quarter in the prior year reflects higher user acquisition costs in a competitively growing and challenging operating environment.

•	Product development expenses were $1.8 million, compared with $1.8 million for the second quarter of 2006 and $1.7 million for the third quarter of 2005.

•	Other general and administrative expenses were $3.0 million, compared with $2.7 million for the second quarter of 2006 and $2.7 million for the third quarter of 2005. The increase is primarily due to an increase in severance pay and personnel related expenses, provisions made on long aging accounts receivables, and higher stock compensation charges due to stock options granted during the second quarter.

•	Cash and cash equivalents, as well as short-term investments available for sale totaled $46.9 million, compared with $61.8 million for the second quarter of 2006. Cash flow generated from operations totaled $1.7 million. The decrease was due to investment activities related to our share buyback program, payment for a business acquisition and prepayment for establishing a joint venture with Chinese Youth League to produce interactive and wireless entertainment programs.

•	Days of sales outstanding (DSOs), the average length of time required for the Company to receive payment for services delivered, were 126 days as of the end of the third quarter, compared with 104 days at June 30, 2006.

Chief Financial Officer Colin Sung added, “Our results during the quarter directly reflect the steps we took earlier this year to restructure our cost base and increase operational efficiencies. As the wireless market recovers and continues to grow, we believe Linktone is well-positioned to achieve a stronger competitive position and achieve superior shareholder returns.”

Recent Business Highlights

Linktone has proven to be a pioneer in the development and promotion of successful interactive television programming initiatives. In addition, Linktone continues to broaden its portfolio of proprietary content and content acquired via partnerships to deliver new services to the market. Examples of this include:

•	Joint Venture with Shandong Satellite TV Subsidiary. Linktone is in the process of establishing a joint venture (JV) with Zhongbang Culture Media (ZCM), a subsidiary of Shandong TV Station (''SDTV’’), one of the leading television stations in China. Linktone will exclusively operate wireless value-added services for SDTV, as well as co-production and distribution of programs.

•	Co-Production of New Reality TV Show “China Vision”. Linktone, along with ZCM, has entered into the co-production of the “China Vision” television show, a city-to-city, provincial-to-provincial singing competition.

•	Strategic Investment in Beijing Center National Radio Media (BCNRM). Linktone has made a strategic investment in Beijing Center National Radio Media, a nationwide advertising company, as part of its ongoing strategy to develop interactive programming with traditional media outlets such as television, radio, and print. BCNRM is the largest advertising agency for China National Radio-1 and 2, which boasts the broadest audience in China and also delivers content to the United States, Hong Kong, and Macau.

•	Partnership with MTV China for WAP Services. Linktone has signed an exclusive partnership with MTV China, a subsidiary of Viacom, one of the leading global entertainment content companies. Linktone will operate wireless application protocol (WAP) services for MTV China on China Unicom’s platform, one of the two major mobile operator platforms in China.

•	Donation to the China Welfare Fund. Linktone has pledged to be a corporate donor to the China Welfare Fund. The funds donated by Linktone will be used to help assist, create and maintain proper facilities for the handicapped and disabled. In addition, Linktone will develop and operate WAP and IVR services for the handicapped and disabled.

Share Repurchase Program

On August 7, 2006, the Company’s shareholders voted to approve a new $20 million stock repurchase program. During the third quarter, the Company repurchased 1,683,590 ADSs in the open market for an aggregate purchase amount of approximately $8.5 million. Ordinary shares with respect to ADSs repurchased during the second and third quarters will be retired by the Company. The Company may also anticipate making additional repurchases for approximately 12-15 months in a manner consistent with market conditions, the Company’s corporate strategy and the interests of its shareholders.

The timing and dollar amount of repurchase transactions will be determined by the board and will be subject to Securities and Exchange Commission Rule 10b-18 requirements. Purchases during “blackout periods” under the company’s insider trading policy will be effected pursuant to Rule 10b5-1. Linktone plans to fund repurchases made under this program from available working capital. As of September 30, 2006, Linktone had 24,202,394 ADSs outstanding.

Business Outlook

For the fourth quarter and year ending December 31, 2006, Linktone expects gross revenue to be approximately $16.0 to $17.0 million due to continuing impact of policy changes. The Company also anticipates GAAP net income in the fourth quarter to result in approximately $0.02 to $0.03 per ADS.

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net income and net income per fully-diluted ADS included in this press release is set forth after the attached financial statements. All diluted per-share computations for the third quarter 2006 were based on 25.8 million weighted average ADSs outstanding on a fully-diluted basis. Linktone believes that the supplemental presentation of adjusted net income and net income per fully diluted ADS calculations, excluding the effect of non-cash stock-based compensation expense, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of stock-based compensation expenses. Please note that the non-GAAP adjustments do not include restructuring charges as restructuring is no longer considered an infrequent or unusual event. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month and nine-months ended September 30, 2005 and 2006 located after the financial statements.

Today’s Conference Call

As previously announced, Linktone will host a conference call to discuss second quarter 2006 financial results at 8:00 a.m. Eastern Time on November 17, 2006 (5:00 a.m. Pacific Time and 9:00 p.m. Beijing/Hong Kong Time). The dial-in number for the call is 800-289-0572 for U.S. callers and 913-981-5543 for international callers. Chief Executive Officer Michael Li and Chief Financial Officer Colin Sung will be on the call to discuss the quarterly results and highlights and to answer questions from participants.

A replay of the call will be available through December 1, 2006. To access the replay, U.S. callers should dial 888-203-1112 and enter passcode 8878648; international callers should dial 719-457-0820 and enter the same passcode.

In addition, a live webcast of this call will be available on the Linktone web site at http://english.linktone.com/aboutus/index.html. An archived replay of the call will be available for 90 days.

About Linktone Ltd.

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s own marketing channels and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: current or future changes in the policies of the PRC Ministry of Information Industry and the mobile operators in China or in the manner in which the operators enforce such policies; the risk that other changes in Chinese laws and regulations, or in application thereof by other relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com

LINKTONE LTD.
¡¡
CONSOLIDATED BALANCE SHEETS
¡¡
(In U.S. dollars, except share data)
¡¡
¡¡	¡¡	¡¡
¡¡	December 31,	September 30,
	2005	2006
¡¡	(audited)	(unaudited)

Assets	¡¡	¡¡

Current assets:	¡¡	¡¡

Cash and cash equivalents	36,252,678	39,491,960

Short-term investments	41,580,530	7,403,197

Accounts receivable, net	15,945,662	19,762,010

Tax refund receivable	2,131,128	2,236,290

Deposits and other receivables	5,136,949	5,321,082

Deferred tax assets	811,014	718,578

Total current assets	101,857,961	74,933,117

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Property and equipment, net	3,565,446	2,878,383

Intangible assets	2,234,185	2,569,724

Goodwill	10,171,219	16,477,056

Deferred tax assets	1,051,469	675,069

Other long-term assets	—	1,896,645

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Total assets	118,880,280	99,429,994

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Liabilities and shareholders’ equity	¡¡	¡¡

Current liabilities:	¡¡	¡¡

Tax payable	5,898,782	3,402,004

Accrued liabilities and other payables	11,886,705	6,055,843

Deferred income	93,327	129,505

Deferred tax liabilities	881,279	588,050

Total current liabilities	18,760,093	10,175,402

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Long-term liabilities	¡¡	¡¡

Other long term liabilities	30,276	59,779

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Total liabilities	18,790,369	10,235,181

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Shareholders’ equity	¡¡	¡¡

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 257,317,900 and 242,023,940 shares issued and outstanding as of December 31, 2005 and September 30, 2006)	25,732	26,086

Additional paid-in capital	78,674,885	76,667,301

Treasury stock (0 and 18,835,900 ordinary shares outstanding as of December 31, 2005 and September 30, 2006)	—	(9,914,363)

Statutory reserves	2,007,776	2,007,776

Accumulated other comprehensive income (loss):	¡¡	¡¡

Unrealized loss on investment in marketable securities	(95,979)	(162,462)

Cumulative translation adjustments	822,816	1,743,911

Retained earnings	18,654,681	18,826,564

Total shareholders’ equity	100,089,911	89,194,813

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Total liabilities and shareholders’ equity	118,880,280	99,429,994

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)
¡¡	¡¡
¡¡	Three months ended			9 months ended
¡¡	September 30,	June 30,	September 30	September 30,	September 30,
	2005	2006	2006	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	20,499,759	23,266,835	19,641,841	53,025,728	65,867,145

Business tax	(757,859)	(966,985)	(789,984)	(2,220,088)	(2,825,527)

Net revenues	19,741,900	22,299,850	18,851,857	50,805,640	63,041,618

Cost of services	(7,620,935)	(8,229,609)	(7,262,223)	(18,125,870)	(23,927,655)

Gross profit	12,120,965	14,070,241	11,589,634	32,679,770	39,113,963

Operating expenses:	¡¡	¡¡	¡¡	¡¡	¡¡

Product development	(1,719,575)	(1,773,164)	(1,784,676)	(4,277,996)	(5,848,568)

Selling and marketing	(3,879,607)	(6,783,846)	(5,952,193)	(9,863,111)	(18,021,248)

Other general and administrative	(2,700,432)	(2,736,346)	(3,033,535)	(8,575,256)	(9,498,580)

Total operating expenses	(8,299,614)	(11,293,356)	(10,770,404)	(22,716,363)	(33,368,396)

Income from operations	3,821,351	2,776,885	819,230	9,963,407	5,745,567

Interest income	334,119	476,444	320,780	1,325,870	1,309,889

Other income	242,398	370,992	88,670	683,006	710,561

Income before tax	4,397,868	3,624,321	1,228,680	11,972,283	7,766,017

Income tax expense	(347,067)	(478,469)	(283,623)	(990,904)	(1,322,466)

Minority interest	—	(57,554)	17,505	—	(54,595)

Net income	4,050,801	3,088,298	962,562	10,981,379	6,388,956

Other comprehensive income:	995,270	78,801	557,766	881,276	854,612

Comprehensive income	5,046,071	3,167,099	1,520,328	11,862,655	7,243,568

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Earning per ordinary share:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	0.02	0.01	0.00	0.04	0.02

Diluted	0.01	0.01	0.00	0.04	0.02

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Earning per ordinary ADS:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	0.16	0.12	0.04	0.43	0.25

Diluted	0.15	0.12	0.04	0.40	0.24

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Weighted average ordinary shares:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	257,936,653	262,413,947	255,841,065	256,479,385	258,748,345

Diluted	277,280,453	265,785,127	257,861,062	274,238,184	265,466,754

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Weighted average ADSs:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	25,793,665	26,241,395	25,584,107	25,647,939	25,874,835

Diluted	27,728,045	26,578,513	25,786,106	27,423,818	26,546,675

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LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)
¡¡	¡¡
¡¡	Three months ended			Nine months ended
¡¡	September 30, 2005	June 30, 2006	September 30, 2006	September 30, 2005	September 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Net income	4,050,801	3,088,298	962,562	10,981,379	6,388,956

Stock based compensation expense	555,042	372,382	401,526	1,623,238	1,085,037

Adjusted net income	4,605,843	3,460,680	1,364,088	12,604,617	7,473,993

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Non-GAAP diluted earnings per share	0.02	0.01	0.01	0.05	0.03

Non-GAAP diluted earnings per ADS	0.17	0.13	0.05	0.46	0.28

Number of shares used in diluted per-share calculation	277,280,453	265,785,127	257,861,062	274,238,184	265,466,754

Number of ADSs used in diluted per-share calculation	27,728,045	26,578,513	25,786,106	27,423,818	26,546,675